UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 29, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 29, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 11-42-TR	Date:	July 29, 2011
2Q	RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2011

TECK REPORTS UNAUDITED SECOND QUARTER RESULTS FOR 2011

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) reported second quarter profit attributable to shareholders of $756 million, or $1.28 per share. Adjusted quarterly profit was $663 million, or $1.12 per share compared with $347 million, or $0.59 per share, in the second quarter of 2010.

Don Lindsay, President and CEO, said, “Our adjusted earnings of $1.12 per share were nearly 90% higher than earnings in the second quarter of 2010 with the increase due mainly to higher prices for coal and copper. We are also pleased with the results of our US$2 billion notes offering, which closed in early July and strengthened our balance sheet. We now have $3.4 billion of cash and short-term investments at the date of this report. Our efforts for the balance of the year will continue to focus on ramping up production at our coal mines and advancing our copper, coal and oil sands development projects.”

Highlights and Significant Items

●
Gross profit, before depreciation and amortization, of $1.4 billion in the second quarter was a record and 31% higher than the $1.1 billion in the second quarter of 2010 primarily due to significantly higher copper and steel-making coal prices. We also had record quarterly revenues of $2.8 billion.

●	Cash flow from operations, before changes in non-cash working capital items, of $1.2 billion in the second quarter of 2011 was 48% higher than the $817 million a year ago.

●	We reached agreement on prices with the majority of our coal customers for the third quarter of 2011 with pricing at approximately US$315 per tonne for our highest quality products.

●	Our Fording River and Elkview coal operations ratified new five-year labour agreements in the second quarter.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis Marcia Smith, VP Corporate Affairs	604.699.4014 604.699.4616

Additional corporate information is available at www.teck.com

●	We completed the sale of our interest in the Carrapateena project for cash proceeds of US$134 million and recorded an after-tax gain of $99 million.

●
On July 5, we issued US$2.0 billion in aggregate amount of notes, consisting of US$300 million (3.15%) due 2017, US$700 million (4.75%) due 2022 and US$1.0 billion (6.25%) due 2041. We expect to use the proceeds for general corporate purposes, which may include anticipated capital spending for project development in our coal, copper and energy businesses and debt repayment.

●	At July 28, our cash and short-term investments were $3.4 billion and our net debt was $3.2 billion.

●	We declared a $0.30 per share dividend on our Class A common shares and Class B subordinate voting shares, which was paid on July 5.

2	Teck Resources Limited 2011 Second Quarter News Release

This management’s discussion and analysis is dated as at July 28, 2011 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months ended June 30, 2011 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2010. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Profit and Adjusted Profit*

Adjusted profit, which excludes the effect of certain transactions described in the table below, was $663 million, or $1.12 per share, in the second quarter of 2011 compared with $347 million, or $0.59 per share in the same period a year ago. The higher adjusted profit was primarily due to significantly higher coal and copper prices, partially offset by lower coal sales volumes, higher operating costs and the effect of a stronger Canadian dollar. Profit attributable to shareholders was $756 million, or $1.28 per share, in the second quarter compared with $283 million or $0.48 per share in the same period last year.

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2011	2010	2011	20100

Profit attributable to shareholders as reported	$756	$283	$1,217	$1,179
Add (deduct):
Asset sale gains	(113)	-	(121)	(639)
Foreign exchange (gains) losses	2	42	(5)	(8)
Derivative (gains) losses	(8)	16	(4)	(16)
Collective agreement charge	26	-	26	-
Financing items	-	6	-	29
Adjusted profit	$663	$347	$1,113	$545

Adjusted earnings per share	$1.12	$0.59	$1.88	$0.92

*
Our financial results are prepared in accordance with IFRS. This news release refers to adjusted profit, EBITDA and gross profit before depreciation and amortization, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or GAAP in the United States. For adjusted profit we adjust profit as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is profit before net finance expense, income taxes, depreciation and amortization. Gross profit before depreciation and amortization is gross profit with depreciation and amortization added back. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

3	Teck Resources Limited 2011 Second Quarter News Release

Business Unit Results

Our second quarter business unit results are presented in the table below.

Three Months ended June 30
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010

Copper	$749	$574	$427	$347	$355	$278
Coal	1,471	1,196	844	638	709	488
Zinc	576	428	156	102	133	82
Total	$2,796	$2,198	$1,427	$1,087	$1,197	$848

Gross profit from our copper business unit, before depreciation and amortization, increased to $427 million in the second quarter compared with $347 million a year ago due to substantially higher copper prices partially offset by higher operating costs and the effect of the stronger Canadian dollar. Copper production in the second quarter of 80,000 tonnes was slightly higher than a year ago, due to additional production from Carmen de Andacollo’s new copper concentrator. This was partially offset by lower production from Quebrada Blanca as we mined and processed lower grade material and dealt with the ongoing effects of geotechnical instability on the south wall of the pit, and impacts of the heavy rainfalls in the first quarter. The impact of these items reduced production by approximately 3,000 tonnes in the second quarter. Sales volumes of 77,000 tonnes in the second quarter were similar to last year. Copper prices averaged US$4.14 per pound in the second quarter of 2011 compared with US$3.18 per pound in the same period a year ago. After depreciation and amortization, gross profit from our copper business unit was $355 million in the second quarter compared with $278 million in 2010.

Gross profit from our coal business unit in the second quarter, before depreciation and amortization, was $844 million compared with $638 million last year due primarily to significantly higher US dollar selling prices, partially offset by lower sales volumes, the effect of a stronger Canadian dollar and higher unit costs. Coal production declined by 3% to 5.8 million tonnes as we mined areas with higher strip ratios and encountered a number of geological and pit dewatering challenges. Production was also affected by the strike at the Elkview mine. This ended on April 8, 2011, but normal production levels were not achieved until late April. Sales volume decreased by 13% in the second quarter compared with a year ago largely due to the lower coal production and the deferral of certain coal shipments to Japan in the aftermath of the earthquake and tsunami. The significant increase in average US dollar selling prices for the second quarter, compared with the same quarter in 2010, reflects strong demand for steelmaking coal in most market areas and relatively limited supply currently available on the seaborne market. Unit cost of product sold, before transportation and depreciation charges, was $73 per tonne before one-time labour settlement costs incurred in the second quarter of $40 million, or $7 per tonne, in connection with the new five-year union labour agreements for our Fording River and Elkview operations. This compares with $56 per tonne in the same quarter of 2010. After depreciation and amortization, gross profit from our coal business unit was $709 million compared with $488 million in the second quarter of 2010.

4	Teck Resources Limited 2011 Second Quarter News Release

Gross profit from our zinc business unit, before depreciation and amortization, was $156 million in the second quarter, compared with $102 million a year ago. Trail operations performed well in the second quarter and benefited from near record high silver prices, higher base metal prices and strong production and feed rates. Trail accounted for $52 million of the gross profit increase in the second quarter. After depreciation and amortization, gross profit from our zinc business unit was $133 million compared with $82 million last year.

In addition to changes arising from our conversion to IFRS, pricing adjustments are no longer included in revenue or gross profit. The determination of pricing adjustments has not changed, but we now include the adjustments in other operating income (expense) in our income statement rather than in revenue.

Our year-to-date business unit results are presented in the table below:

Six Months ended June 30
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010

Copper	$1,522	$1,168	$896	$715	$753	$577
Coal	2,490	1,986	1,321	954	1,065	666
Zinc	1,150	939	323	272	276	226
Total	$5,162	$4,093	$2,540	$1,941	$2,094	$1,469

Revenues

Revenues from operations were a record $2.8 billion in the second quarter compared with $2.2 billion a year ago. Revenues from our copper business unit increased by $175 million, primarily due to significantly higher copper prices. Coal revenues increased by $275 million compared with the second quarter of 2010 due to significantly higher realized coal prices partially offset by lower sales volumes. Revenues from our zinc business unit increased by $148 million due to higher base metal prices and silver revenues. The effect of the stronger Canadian dollar partially offset the impact of higher commodity prices in each of our business units.

Average Prices and Exchange Rates*

	Three months			Six months
	ended June 30,			ended June 30,
	2011	2010	% Change	2011	2010	% Change

Copper (LME Cash - US$/pound)	4.14	3.18	+30%	4.26	3.23	+32%
Coal (realized - US$/tonne)	272	182	+49%	242	163	+48%
Zinc (LME Cash - US$/pound)	1.02	0.92	+11%	1.05	0.98	+7%
Silver (LME PM fix – US$/ounce)	38	18	+111%	35	18	+94%
Molybdenum (published price - US$/pound)	17	16	+6%	17	16	+6%
Lead (LME Cash - US$/pound)	1.16	0.88	+32%	1.17	0.95	+23%
Cdn/U.S. exchange rate (Bank of Canada)	0.97	1.03	-6%	0.98	1.03	-5%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

5	Teck Resources Limited 2011 Second Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our production and sales of our major commodities.

	Units (000's)	Production				Sales
		Second Quarter		Year-to-date		Second Quarter		Year-to-date
		2011	2010	2011	2010	2011	2010	2011	2010

Principal products

Copper (note 1 & 2)
Contained in concentrate	tonnes	62	53	119	100	60	52	116	95
Cathode	tonnes	18	24	36	49	17	24	34	52
		80	77	155	149	77	76	150	147

Coal	tonnes	5,756	5,959	10,135	11,631	5,567	6,433	10,517	11,686

Zinc
Contained in concentrate	tonnes	166	167	332	330	99	101	228	262
Refined	tonnes	71	71	143	139	72	70	145	136

Other products
Lead
Contained in concentrate	tonnes	22	31	43	66	-	3	-	3
Refined	tonnes	21	20	44	42	22	23	42	41

Molybdenum
Contained in concentrate	pounds	2,342	1,565	4,221	3,678	2,223	1,999	4,578	3,874

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

(2)
Includes pre-commercial production and sales volumes from Carmen de Andacollo prior to September 30, 2010. Production of copper contained in concentrate during the pre-commercial start-up period in the three months ended June 30, 2010 was 7,400 tonnes and 8,800 tonnes for the six months ended June 30, 2010. Sales of copper contained in concentrate during the pre-commercial start-up in the three months and six months ended June 30, 2010 was 6,100 tonnes. There were no pre-commercial sales volumes in the three months ended March 31, 2010.

6	Teck Resources Limited 2011 Second Quarter News Release

REVENUES AND GROSS PROFIT
QUARTER ENDED JUNE 30

Our revenue, gross profit before depreciation and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010
Copper
Highland Valley Copper	$250	$229	$136	$137	$114	$111
Antamina	184	159	134	103	129	99
Quebrada Blanca	140	157	69	93	49	66
Carmen de Andacollo	153	14	75	6	56	1
Duck Pond	22	15	13	8	7	1
	749	574	427	347	355	278
Coal (note 1)	1,471	1,196	844	638	709	488
Zinc
Trail	521	374	79	27	66	15
Red Dog	110	95	75	68	65	61
Other	5	12	-	2	-	1
Inter-segment sales	(60)	(53)	2	5	2	5
	576	428	156	102	133	82
TOTAL	$2,796	$2,198	$1,427	$1,087	$1,197	$848

(1)
Our coal business unit represents our interest in six operating mines. We wholly own Fording River, Coal Mountain, Line Creek and Cardinal River mines, and have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

7	Teck Resources Limited 2011 Second Quarter News Release

REVENUES AND GROSS PROFIT
SIX MONTHS ENDED JUNE 30

Our revenue, gross profit before depreciation and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010

Copper
Highland Valley Copper	$460	$420	$252	$257	$213	$210
Antamina	402	306	294	199	283	190
Quebrada Blanca	283	345	151	215	108	158
Carmen de Andacollo	310	40	168	21	129	9
Duck Pond	67	57	31	23	20	10
	1,522	1,168	896	715	753	577

Coal (note 1)	2,490	1,986	1,321	954	1,065	666

Zinc
Trail	1,006	751	156	82	131	57
Red Dog	253	278	161	174	139	154
Other	11	18	1	4	1	3
Inter-segment sales	(120)	(108)	5	12	5	12
	1,150	939	323	272	276	226

TOTAL	$5,162	$4,093	$2,540	$1,941	$2,094	$1,469

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

8	Teck Resources Limited 2011 Second Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Tonnes milled (000's)	10,286	10,634	19,868	20,554

Copper
Grade (%)	0.28	0.26	0.27	0.28
Recovery (%)	88.4	87.7	87.9	87.3
Production (000's tonnes)	25.8	24.6	47.2	50.5
Sales (000's tonnes)	26.6	27.5	46.8	51.0

Molybdenum
Production (million pounds)	1.7	1.2	3.1	3.0
Sales (million pounds)	1.7	1.7	3.5	3.4

Cost of sales ($ millions)
Operating costs	$106	$83	$192	$147
Distribution costs	$8	$9	$16	$16
Depreciation and amortization	$22	$26	$39	$47

Gross profit summary ($ millions)
Before depreciation and amortization	$136	$137	$252	$257
Depreciation and amortization	(22)	(26)	(39)	(47)
After depreciation and amortization	$114	$111	$213	$210

Highland Valley Copper’s second quarter gross profit of $136 million, before depreciation and amortization, was similar to a year ago. Significantly higher copper prices in the quarter were offset by higher operating costs and the effect of the stronger Canadian dollar.

Copper production of 25,800 tonnes was 5% higher than the same period last year as a result of slightly higher ore grades and mill recoveries. The east wall stabilization project in the Valley pit continues to progress well. Stripping of the overburden waste material and installation of the dewatering system was completed in the second quarter. The placement of a stabilization buttress against the weak clay layers is anticipated to be completed in the third quarter. Limited ore sources at lower grades will be available over the next few months until this project is complete, after which a gradual increase in production is expected going into 2012.

Operating costs in the second quarter rose to $106 million compared to $83 million a year ago as a result of increased waste stripping and higher consumable costs such as diesel and grinding media.

9	Teck Resources Limited 2011 Second Quarter News Release

We now expect that Highland Valley’s copper production will be approximately 95,000 tonnes in 2011 compared with previous guidance of 100,000 tonnes.

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Tonnes milled (000's)
Copper-only ore	5,811	4,526	10,783	8,253
Copper-zinc ore	3,442	4,802	7,759	9,866

	9,253	9,328	18,542	18,119
Copper (note 1)
Grade (%)	0.90	0.99	0.95	1.01
Recovery (%)	84.8	82.8	84.1	80.7
Production (000's tonnes)	69.1	77.8	145.5	146.6
Sales (000's tonnes)	72.4	74.8	152.7	137.3

Zinc (note 1)
Grade (%)	2.38	2.72	2.27	2.65
Recovery (%)	85.9	84.0	85.3	84.1
Production (000's tonnes)	71.6	110.9	156.4	221.0
Sales (000's tonnes)	64.8	122.0	154.8	237.8

Molybdenum
Production (million pounds)	2.7	1.8	4.9	3.0
Sales (million pounds)	2.3	1.3	4.9	2.3

Cost of sales (US$ millions)
Operating costs	$133	$142	$273	$253
Distribution costs	$19	$26	$44	$51
Royalties and other costs (note 2)	$49	$53	$115	$105
Depreciation and amortization	$27	$15	$53	$39

Gross profit summary (our 22.5% share) ($ millions)
Before depreciation and amortization	$134	$103	$294	$199
Depreciation and amortization	(5)	(4)	(11)	(9)
After depreciation and amortization	$129	$99	$283	$190

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

10	Teck Resources Limited 2011 Second Quarter News Release

Our 22.5% share of Antamina’s gross profit, before depreciation and amortization, was $134 million in the second quarter compared with $103 million in the same period last year. A significantly higher copper price, partially offset by lower zinc sales volumes, contributed to the increased operating profit.

Tonnes milled in the second quarter were slightly lower than a year ago. The mix of mill feed in the second quarter was 63% copper-only ore and 37% copper-zinc ore, compared to 49% and 51%, respectively, in the same period a year ago. Copper production was 69,100 tonnes compared with 77,800 tonnes in the second quarter of 2010 as a result of lower average ore grades in the quarter. Zinc production decreased by 35% to 71,600 tonnes due to the reduced throughput of copper-zinc ore processed in the quarter and lower ore grades. Molybdenum production was significantly higher in the second quarter compared with a year ago as a result of higher throughput of copper-only ores and higher molybdenum grades.

The forecast cost of the Antamina expansion project remains at US$1.3 billion. In late July, the project is approximately 63% complete and is expected to increase ore throughput capacity to 130,000 tonnes per day, an increase of 30%, starting in the first quarter of 2012. The new SAG and ball mills have been placed on their respective foundations and the installation of the new copper and zinc rougher flotation cells are nearing completion. Installation of piping, electrical and instrumentation equipment is just beginning. The expansion is not based on a technical report filed under National Instrument 43-101.

11	Teck Resources Limited 2011 Second Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Tonnes placed (000's)
Heap leach ore	1,841	2,011	3,279	4,010
Dump leach ore	5,917	3,999	12,256	7,213

	7,758	6,010	15,535	11,223
Grade (TCu%) (note 1)
Heap leach ore	1.04	0.81	0.93	0.94
Dump leach ore	0.50	0.47	0.45	0.50

Production (000's tonnes)
Heap leach ore	8.7	14.6	16.3	29.7
Dump leach ore	7.6	7.2	15.8	14.2

	16.3	21.8	32.1	43.9

Sales (000's tonnes)	15.6	21.6	30.5	46.4

Cost of sales (US$ million)
Operating costs	$72	$60	$131	$120
Distribution costs	$1	$3	$3	$5
Depreciation and amortization	$21	$26	$44	$55

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$69	$93	$151	$215
Depreciation and amortization	(20)	(27)	(43)	(57)
After depreciation and amortization	$49	$66	$108	$158

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

Quebrada Blanca’s gross profit, before depreciation and amortization, declined to $69 million compared with $93 million in the second quarter of 2010. Lower sales volumes as a result of reduced production levels, as described below, resulted in the decline in gross profit.

Copper production of 16,300 tonnes increased slightly from first quarter levels, but was 25% lower than the second quarter of 2010 as a greater proportion of dump leach ore was processed in the quarter. Quebrada Blanca is now transitioning from a high grade heap leach operation to a lower grade dump leach operation. Modifications to the SX-EW plant are required to improve processing of the lower concentration solution that is expected from the leach material. Heavy rain in January and early February, and loss of feed grade due to instability of the south wall of the pit, continued to impact production in the second quarter. The combined impact of these

12	Teck Resources Limited 2011 Second Quarter News Release

factors over the first and second quarters has been approximately 5,000 and 3,000 tonnes, respectively.

Operating costs rose at Quebrada Blanca in the second quarter compared with the same period a year ago as a result of higher prices for sulphuric acid, diesel, fuel oil and other consumables. In addition, the effect of a stronger Chilean peso negatively impacted costs for salaries, benefits and contractor payments.

Quebrada Blanca’s production in 2011 is now estimated to be approximately 71,000 tonnes compared with our previous guidance of 76,000 tonnes as a result of the issues caused by the heavy rains in January and unusual snow conditions in early July.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Tonnes milled (000’s)	3,562	2,019	7,285	2,493
Copper (note 1)
Grade (%)	0.52	0.49	0.51	0.49
Recovery (%)	89.5	73.9	88.1	74.9
Production (000’s tonnes)	16.7	7.4	33.0	8.8
Sales (000’s tonnes)	14.9	6.0	28.9	6.0

Gold (note 2)
Production (000’s ounces)	13.1	5.5	26.7	6.6
Sales (000’s ounces)	10.0	-	21.8	-

Copper cathode
Production (000’s tonnes)	1.4	2.3	3.4	5.2
Sales (000’s tonnes)	1.6	1.9	3.6	5.4

Cost of sales (US$ million)
Operating costs	$76	$8	$136	$19
Distribution costs	$4	$1	$10	$1
Depreciation and amortization	$20	$5	$40	$11

Gross profit summary ($ millions) (note 3)
Before depreciation and amortization	$75	$6	$168	$21
Depreciation and amortization	(19)	(5)	(39)	(12)
After depreciation and amortization	$56	$1	$129	$9

(1)
Includes pre-commercial production and sales volumes from Carmen de Andacollo prior to September 30, 2010. Production of copper contained in concentrate during the pre-commercial start-up period in the three months ended June 30, 2010 was 7,400 tonnes and 8,800 tonnes for the six months ended June 30, 2010. Sales of copper contained in concentrate during the pre-commercial start-up in the three months and six months ended June 30, 2010 was 6,100 tonnes. There were no pre-commercial sales volumes in the three months ended March 31, 2010.

(2)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.
(3)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

13	Teck Resources Limited 2011 Second Quarter News Release

Carmen de Andacollo’s gross profit, before depreciation and amortization, was $75 million in the second quarter compared with $6 million in the same period last year. The increase in gross profit was attributable to significantly higher sales volumes as a result of production from the new copper concentrator, which commenced commercial production on October 1, 2010.

During the second quarter, concentrator throughput was 39,150 tonnes per day compared with designed capacity of 55,000 tonnes per day. Plans are underway to increase plant throughput to meet or exceed design capacity through a series of steps. The installation of a small crusher to feed coarse ore to the pebble crusher is expected to be completed by August. By the end of the third quarter of 2011, we plan to increase the SAG motor capacity by 10% and during the first quarter of 2012 we plan to install a 20,000 tonne per day pre-crusher plant. Concentrate recoveries continue to be above design in the quarter. The estimated cost for these optimization initiatives is approximately US$15 million.

Operating costs in the second quarter were US$76 million compared with US$8 million last year, with the increase attributable to production from the new copper concentrator.

On April 15, 2011, we announced that we will undertake a feasibility study to examine adding an additional SAG mill, ball mill and other associated plant and equipment aimed at increasing annual production of contained copper to 100,000 to 120,000 tonnes. The study will include drilling to confirm additional ore reserves and will address the key issues of availability of process water and permitting requirements. The study is expected to be completed by the end of the fourth quarter of 2011.

The planned plant throughput and production improvements noted above are not based on a technical report filed under National Instrument 43-101.

Duck Pond (100%)

Duck Pond’s gross profit, before depreciation and amortization, was $13 million in the second quarter compared with $8 million in the same period last year. Copper and zinc production in the quarter were 3,700 tonnes and 5,900 tonnes of contained metal, respectively, compared with 3,700 tonnes and 4,700 tonnes respectively last year. Increased zinc production was a result of higher feed grade to the mill during the quarter.

Copper Development Projects

Work continues on the Quebrada Blanca concentrate project. Following the completion of scoping work in late 2010 on the development of the hypogene resource that underlies the supergene deposit currently being mined at Quebrada Blanca, a full feasibility study commenced in early 2011. The feasibility study is expected to be completed by early 2012. As contemplated in the scoping study, production would be approximately 200,000 tonnes per year of copper in concentrate plus approximately 5,100 tonnes per year of molybdenum in concentrate. Assuming a positive feasibility study and decision to undertake project development, production could commence in early 2016.

Work started on a prefeasibility study for the Relincho project in the second quarter of 2010. The prefeasibility study is expected to be completed by the end of the third quarter of 2011. As

14	Teck Resources Limited 2011 Second Quarter News Release

currently contemplated, Relincho has the potential to produce approximately 190,000 tonnes per year of copper in concentrate and 7,000 tonnes per year of molybdenum in concentrate. Work on the prefeasibility study for the Galore Creek project was completed in July 2011. Additional environmental and engineering work is ongoing. Review of the study and the additional work will enable the partners to consider next steps for advancing the project.

Although we have not yet completed cost estimates for the Relincho and Quebrada Blanca projects, work to date suggests that, consistent with the recently released estimate for Galore Creek, industry-wide cost pressures will affect the capital costs of these projects.

The copper development objectives above are not based on technical reports filed under National Instrument 43-101.

COAL

Teck Coal Partnership (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Production (000's tonnes)	5,756	5,959	10,135	11,631

Sales (000's tonnes)	5,566	6,433	10,517	11,686

Average sale price
US$/tonne	$272	$182	$242	$163
C$/tonne	$264	$186	$237	$170

Operating expenses (C$/tonne)
Cost of product sold (note 1)	$80	$56	$78	$59
Transportation	$33	$31	$33	$30
Depreciation and amortization	$24	$23	$24	$25

Gross profit summary ($ millions)
Before depreciation and amortization	$844	$638	$1,321	$954
Depreciation and amortization	(135)	(150)	(256)	(288)
After depreciation and amortization	$709	$488	$1,065	$666

(1)	Cost of product sold in the second quarter of 2011 includes a $7 per tonne one-time labour settlement charge.

Gross profit, before depreciation and amortization, in the second quarter was $844 million compared with $638 million last year due primarily to significantly higher US dollar selling prices, partially offset by lower sales volumes, foreign exchange effects and higher unit costs.

Production for the second quarter decreased by 3% compared with the same quarter of 2010. Waste movement was 13% higher in the second quarter compared with the same quarter in 2010, but coal production was lower as we experienced higher strip ratios and encountered a

15	Teck Resources Limited 2011 Second Quarter News Release

number of geological challenges and pit dewatering problems. Second quarter production was also affected by the strike at the Elkview mine that ended on April 8, 2011, but normal production levels were not achieved until late April. Our significant investments in mobile equipment and manpower made in accordance with our long-term growth strategy allowed us to achieve record waste movement in the second quarter. These investments, combined with processing plant upgrades that are nearing completion, position us to achieve higher production levels in the second half of 2011.

The decrease in second quarter sales volume compared with the same quarter in 2010 primarily reflects the deferral of certain coal shipments to Japan in the aftermath of the earthquake and tsunami. We currently expect our annual sales volume to be at the low end of our annual guidance range of 23.5 to 24.5 million tonnes, with sales expected to be higher in the fourth quarter than the third quarter.

The significant increase in average US dollar selling prices for the second quarter compared with the same quarter in 2010 reflects strong demand for steelmaking coal in most market areas and relatively limited supply currently available on the seaborne market. We have agreed prices with most of our contract customers for the quarter that commenced July 1, 2011. Pricing of approximately US$315 per tonne for our highest quality product are consistent with prices reportedly achieved by our competitors. We currently expect our average selling prices for the third quarter of 2011 to be in the range of US$280 to US$290 per tonne, which reflects a range of coal products of various qualities, as well as the impact of carryover volumes from previous periods.

Unit cost of product sold, before transportation and depreciation charges, was $73 per tonne before one-time labour settlement costs incurred in the second quarter of $40 million, or $7 per tonne, in connection with the new five-year union labour agreements for our Fording River and Elkview operations. This compares with $56 per tonne in the same quarter of 2010. The increase in strip ratios, measured as the volume of waste material moved per tonne of clean coal produced, further contributed approximately $5 per tonne to the increase in unit costs. Production of raw coal (which has been mined, but not yet processed) was reduced in the second quarter compared with the same quarter in 2010 due to the geological challenges and pit dewatering problems, which resulted in a drawdown of raw coal inventory stockpiles to maintain production. The impact of raw coal inventory changes on our reported unit cost of product sold was approximately $5 per tonne compared to the second quarter of 2010.

We also continue to experience cost pressures arising from general inflation in most of our input cost categories. There is currently strong competition for skilled tradespeople across Western Canada’s mining and petroleum sectors which has increased our reliance on external maintenance contractors and placed upward pressure on their service rates. Diesel prices were 30% higher in the second quarter compared with the same quarter in 2010, which impacted our unit costs by approximately $3 per tonne. Mining contractors are also currently being used to supplement our own workforce and equipment in order to maximize our production levels, which added approximately $2 per tonne to our unit costs in the second quarter. We continue to expect our annual cost of product sold to fall within a range of $71 to $76 per tonne with costs trending downwards through the third and fourth quarters as new mining equipment comes on stream and coal volumes increase.

Unit transportation costs were $33 per tonne compared with $31 per tonne the same quarter in 2010 due primarily to higher rail fuel surcharges resulting from the significant increase in diesel

16	Teck Resources Limited 2011 Second Quarter News Release

prices. We continue to expect unit transportation costs to fall within the range of $30 to $34 per tonne.

During the second quarter we continued to invest in Neptune Terminals to increase terminal efficiency. These capital investments are expected to increase throughput capacity to 12.5 million tonnes per year commencing in 2013 and will provide greater operating flexibility at the terminal.

The feasibility study for the re-opening of our Quintette mine in northeast British Columbia is nearing completion. Certain long-lead equipment items, which could be used at our other mines, such as trucks, shovels and drills have been ordered, and permitting and stakeholder consultation processes are ongoing. Assuming that permits are received on a timely basis and that development proceeds as currently planned, the mine could be in production by 2013 with production of approximately three million tonnes per year.

Work is ongoing to develop and implement selenium management plans for each of our six operating coal mines. While costs associated with specific control measures have not been established, future costs of selenium management, both capital and operating, associated with the operations as well as reclamation may be material. It is also possible that permitting for current and future projects may be delayed or withheld until appropriate selenium management plans are developed and implemented.

17	Teck Resources Limited 2011 Second Quarter News Release

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Metal production
Zinc (000's tonnes)	71.6	71.0	143.5	139.4
Lead (000's tonnes)	21.2	20.4	43.7	41.9
Silver (million ounces)	5.6	5.8	11.0	11.3

Metal sales
Zinc (000's tonnes)	71.6	70.2	144.7	135.9
Lead (000's tonnes)	22.6	22.8	42.4	41.0
Silver (million ounces)	5.5	5.7	10.9	11.1

Cost of sales ($ millions)
Concentrates	$324	$239	$620	$457
Operating costs	$93	$84	$180	$164
Distribution costs	$25	$24	$50	$48
Depreciation and amortization	$13	$12	$25	$25

Gross profit summary ($ millions)
Before depreciation and amortization	$79	$27	$156	$82
Depreciation and amortization	(13)	(12)	(25)	(25)
After depreciation and amortization	$66	$15	$131	$57

Gross profit at Trail, before depreciation and amortization, was $79 million in the second quarter compared to $27 million in the same period last year due to higher metal prices and in particular, the significant increase in the price of silver.

Zinc production and sales were slightly higher than the second quarter of 2010. Production of lead was also higher in the second quarter compared with a year ago as the Kivcet furnace continued to run at higher feed rates.

Concentrate purchases increased to $324 million from $239 million in the second quarter due primarily to significantly higher metal prices. Operating costs increased in the second quarter partly due to the timing of non-routine maintenance costs, higher labour costs and higher costs for consumables.

18	Teck Resources Limited 2011 Second Quarter News Release

Upper Columbia River Basin (Lake Roosevelt)

Teck American continued studies under the 2006 settlement agreement with the US Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

Discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in January, 2012.

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Tonnes milled (000's)	937	913	1,858	1,778

Zinc
Grade (%)	18.6	18.1	18.7	18.5
Recovery (%)	81.9	83.5	82.1	82.4
Production (000's tonnes)	143.0	137.9	285.8	270.8
Sales (000's tonnes)	76.3	70.5	177.3	198.5

Lead
Grade (%)	4.8	5.3	4.8	5.8
Recovery (%)	47.4	64.6	47.6	64.3
Production (000's tonnes)	21.3	31.3	42.5	66.3
Sales (000's tonnes)	-	2.8	-	2.8

Cost of sales (US$ millions)
Operating costs	$17	$17	$41	$52
Distribution costs	$14	$12	$33	$34
Royalties (NANA)	$6	$(4)	$21	$13
Depreciation and amortization	$10	$7	$22	$19

Gross profit summary ($ millions)
Before depreciation and amortization	$75	$68	$161	$174
Depreciation and amortization	(10)	(7)	(22)	(20)
After depreciation and amortization	$65	$61	$139	$154

Red Dog's gross profit, before depreciation and amortization, was $75 million in the second quarter compared with $68 million in the same period last year, primarily due to higher zinc prices and sales volumes.

Zinc production in the second quarter was 4% higher than last year at 143,000 tonnes due to higher mill throughput. Lead production was 32% lower than the second quarter of last year due to lower feed grade and the processing of near-surface, weathered ore from the Aqqaluk pit.

19	Teck Resources Limited 2011 Second Quarter News Release

This near-surface, weathered ore is oxidized and negatively impacted the recovery of lead in the mill. We expect the lower lead grades and lead recoveries to continue into 2012.

The 2011 shipping season commenced on June 28, 2011 with planned shipments of 990,000 tonnes of zinc concentrate and 135,000 tonnes of lead concentrate compared with 1,035,000 tonnes and 235,000 tonnes, respectively, for 2010 shipping season. Although zinc production was higher in the first half of 2011 compared with 2010, shipments will be lower in 2011 due to a lower opening inventory.

Certain provisions of the main water discharge permit for Red Dog have been stayed as a result of permit appeals. As a result, the existing permit contains an effluent limitation for TDS that the mine cannot meet. The mine will however discharge water in accordance with limits found in the SEIS to be fully protective of the environment and which are consistent with the court-imposed interim discharge limits already applicable to the mine under a 2008 settlement agreement. We continue to work with regulators to finalize a renewed water discharge permit for Red Dog. Proceedings have been commenced by third parties challenging various aspects of the permitting process. We believe that the regulatory process has been appropriate and robust and that a permit with appropriate effluent limitations will ultimately be issued. However, there can be no assurance that the ongoing appeals or other permit uncertainty will not give rise to liability or impede mining activities or that the permit conditions that are ultimately issued will not impose significant costs on the Red Dog operation.

ENERGY

Fort Hills Project

In December, 2010, Suncor announced, subject to partner approval, planned bitumen production from the first phase of the Fort Hills project commencing in mid 2016.

Engineering studies are ongoing to update the design basis for the project and improve the accuracy of the cost estimates in anticipation of a project sanction decision by the partners in late 2012 or early 2013.

We expect to spend approximately $73 million on our share of Fort Hills project expenditures in 2011, including our earn-in commitments.

Frontier and Equinox Projects

Engineering studies and permitting activities are underway on the Frontier project and include the option of developing Equinox as a satellite operation. These studies will form the basis for a planned regulatory application to be submitted in the second half of 2011. To support this work, a capital cost estimate for the first two production trains of the Frontier Project has been prepared. The first two production trains are expected to have a production capacity of 159,000 barrels per day of bitumen and cost approximately C$14.5 billion with an expected accuracy of  -10% to +30%. The Frontier Project has been designed for up to four production trains with a total capacity of 277,000 barrels per day of bitumen, costing an estimated C$22.9 billion.

20	Teck Resources Limited 2011 Second Quarter News Release

Lease 421 Area Project

Together with our partners, a seismic program was successfully completed on the Lease 421 Area during the first quarter of 2011. Data acquired during the field seismic program should assist in siting future drillholes.

Wintering Hills Wind Power Project

The Wintering Hills wind power project is proceeding on schedule. Construction on the project is ongoing and is expected to be complete by the end of 2011. At peak operation, Wintering Hills is expected to generate enough clean electricity to power approximately 35,000 homes, displacing the equivalent of approximately 200,000 tonnes of carbon dioxide per year.

OTHER COST AND EXPENSES

Administration and general expenses of $32 million in the second quarter were the same as last year. In previous quarters, share-based compensation was included in administration and general expenses, but we have now reclassified it into other operating expense for both this and previous quarters.

Financing expenses were $135 million in the second quarter compared with $176 million a year ago. This decrease was primarily due to our significantly lower debt levels. Our debt and interest charges are denominated in US dollars and the stronger Canadian dollar served to further reduce our interest expense in the period. Financing expense under IFRS includes interest expense on debt and additional interest components relating to pension and decommissioning and restoration provisions as disclosed in Note 5 to our interim financial statements. Prior year figures have been retroactively restated to conform to this presentation.

Other operating income and expenses includes items we consider to be related to the operation of our business, such as pricing adjustments from settlement receivables, which are further described below, share-based compensation, gains or losses on commodity derivatives, gains or losses on sale of operating or exploration assets, and provisions for our closed properties. Other operating income, net of other expense, was $96 million in the second quarter compared with other operating expense of $68 million in the second quarter of 2010. The most significant item in the second quarter of 2011 was a $110 million pre-tax gain from the sale of our interest in the Carrapateena project. Share-based compensation, which we have now reclassified into other operating expenses for this and previous quarters, was $10 million in the second quarter of 2011 compared with a recovery of $19 million last year. The large recovery last year was the result of a decline in our share price. Positive pricing adjustments in the second quarter were $6 million compared with $87 million of negative pricing adjustments in the second quarter of 2010. We incurred negative price adjustments on copper receivables in the second quarter of 2011, but this was offset by significant positive price adjustments on silver contained in concentrate purchases at Trail as a result of a decline in the silver price. Silver pricing adjustments were minimal in 2010.

In addition to changes arising from our conversion to IFRS, pricing adjustments from the sale and purchase of our various products are now included in other operating income (expense). These pricing adjustments were previously included in our revenue or operating costs as applicable. Sales of metals in concentrate or copper cathodes are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Revenue in a quarter is

21	Teck Resources Limited 2011 Second Quarter News Release

based on prices at the date of sale. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and these are recorded as other operating income (expense). The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail refinery where the opposite effects occur.

The table below outlines our outstanding receivable positions, which were provisionally valued at March 31, 2011 and our receivable positions provisionally valued at June 30, 2011.

	Outstanding at		Outstanding at
	March 31, 2011		June 30, 2011
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	128	4.27	150	4.22
Zinc	116	1.06	103	1.05

Non-operating income (expense) includes items we consider to arise from financial and other matters and include such items as foreign exchange, debt refinancing, realized gains or losses on marketable securities and gains and losses on the revaluation of the call options on our high yield notes. In the second quarter of 2011, other non-operating gains were $19 million primarily comprised of a $17 million gain on the revaluation of the call options on certain of our high yield notes. This compares with $56 million of other losses in 2010, which included foreign exchange losses of $28 million and a $21 million loss on the revaluation of the call option on certain of our high yield notes.

Income and resource taxes for the quarter were $366 million, or 32% of pre-tax earnings, which is higher than the Canadian statutory income tax rate of 27%. This was mainly due to the effect of resource taxes in Canada and higher tax rates in foreign jurisdictions. Our rate of 33% for the first half of 2011 is higher than the 25% rate in the first half of 2010 due to the low tax rates on gains on the sale of an interest in the Waneta Dam in 2010, which comprised a substantial portion of our income in that period.

Income tax pools arising out of the Fording transaction in 2008 currently shield us from cash income taxes, but not resource taxes, in Canada. Canadian Development Expenditure tax pools and tax loss carry forwards primarily generated by those pools are $8.6 billion. We remain subject to cash taxes in foreign jurisdictions and cash resource taxes in Canada.

OPERATING CASH FLOW, FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $1.2 billion in the second quarter compared with $817 million a year ago. The increase in cash flow from a year ago was due to higher operating cash flow from our copper, zinc and coal business units resulting from higher metal prices and significantly higher coal prices.

Upon conversion to IFRS, we now include interest payments in financing activities rather than operating activities in our cash flow statement. Prior period figures have been retroactively restated to reflect this reclassification.

22	Teck Resources Limited 2011 Second Quarter News Release

Changes in non-cash working capital items resulted in a use of cash of $586 million in the second quarter compared with a $17 million source of cash in the same period a year ago. The increase in working capital items was the result of significantly higher accounts receivable balances and higher product inventory levels. Accounts receivable accounted for $300 million of the working capital increase, primarily as a result of the effect of higher coal prices in the quarter and timing of shipments, as a large proportion of sales in the quarter occurred in June. In addition, we did not draw on our factoring facility in the second quarter compared with $50 million factored at the end March 31, 2011. Production inventories increased by $160 million as a result of the higher cost of concentrate purchases at Trail due to significantly higher silver prices and higher base metal prices. In addition, Red Dog mine site inventories rose during the second quarter prior to the shipping season.

Expenditures on property, plant and equipment were $272 million in the second quarter and included $104 million on sustaining capital and $168 million on major development projects. The largest components of sustaining expenditures were at our coal operations and at Red Dog. Major development expenditures included $26 million for preparatory stripping for Highland Valley Copper’s mine life extension project, $26 million for Antamina’s expansion, $18 million at the Quebrada Blanca hypogene project and $68 million at our coal operations. The expenditures at our coal operations are largely to enable us to incrementally expand production at existing operations.

On July 5, we issued US$2 billion of 5.5, 10.5, and 30 year notes in tranches of US$300 million, US$700 million and US$1.0 billion at coupon rates of 3.15%, 4.75% and 6.25%, respectively. Net proceeds from the issue were US$1.98 billion. We expect to use the proceeds for general corporate purposes, which may include anticipated capital spending for project development in our coal, copper and energy businesses and debt repayment. As at July 28, cash and cash equivalents were $3.4 billion.

We have committed bank credit facilities aggregating $1.2 billion, the majority of which mature in 2015. The current unused availability under these facilities, after drawn letters of credit, amounts to $1.1 billion.

COMPREHENSIVE INCOME

We recorded comprehensive income of $699 million in the second quarter, consisting of $783 million of regular profit and $84 million of other comprehensive losses. The most significant component of other comprehensive losses in the quarter were actuarial losses of $46 million on our defined benefit pension plans.

OUTLOOK

As a result of the recently settled labour disruption at our Elkview operation and unusually difficult winter weather conditions, which affected production and shipments in the first quarter, we expect coal sales in 2011 to be at the low end of our annual guidance range of 23.5 and 24.5 million tonnes, with sales expected to be higher in the fourth quarter than the third quarter. We expect unit mining cost of product sold to be in the range of $71 to $76 per tonne for the year, due primarily to lower coal volumes. We expect annual copper sales to be in the range of 330,000 to 340,000 tonnes.

23	Teck Resources Limited 2011 Second Quarter News Release

Capital Expenditures

Our forecast capital expenditures for 2011 are now expected to be approximately $1.4 billion, which is slightly lower than our previous guidance of $1.5 billion, and are summarized in the following table:

($ in millions)	Development	Sustaining	Total

Copper	$365	$200	$565
Coal	325	300	625
Zinc	-	125	125
Energy	70	-	70
Corporate	-	5	5

	$760	$630	$1,390

We may authorize further capital expenditures during the year depending on commodity markets, our financial position, results of feasibility studies, and other factors. We also expect to invest approximately $73 million as our share of costs for the Fort Hills oil sands project, including our earn-in commitments. The amount and timing of actual capital expenditures is dependent upon being able to secure equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in US dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our US dollar denominated debt is subject to revaluation based on changes in the Canadian/US dollar exchange rate. As at June 30, 2011, our entire US dollar denominated debt is designated as a hedge against our US dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on our US dollar debt are recorded in other comprehensive income.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 was our first reporting period under IFRS.

Notes 1 and 11 to the consolidated interim financial statements included in this news release provides more detail on our key Canadian GAAP to IFRS differences, our accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on our financial statements on transition to IFRS or may have an impact in future periods.

24	Teck Resources Limited 2011 Second Quarter News Release

Transitional Financial Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we recorded a reduction in our equity of approximately $134 million as at January 1, 2010. The table below outlines adjustments to our equity on adoption of IFRS on June 30, 2010 for comparative purposes.

(Cdn$ in millions)	June 30, 2010

Equity under Canadian GAAP	$15,632
Decommissioning and restoration provisions	158
Borrowing costs	(54)
Employee benefits	(521)
Financial instruments	(14)
Foreign currency translation	9
Reversal of impairment	22
Provisions	(4)
Income and resources taxes	162
Total IFRS adjustments to equity	(242)

Equity under IFRS	$15,390

A reconciliation of our comprehensive income under Canadian GAAP and IFRS for the three and six months ended June 30, 2010 and a discussion of the impact of IFRS on our cash flows are provided below.

Comprehensive Income Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have also recorded an increase in our profit as previously reported of approximately $22 million and $11 million for the three and six months ended June 30, 2010, respectively. We have recorded a reduction in our comprehensive income of approximately $44 million and $119 million for the three and six months ended June 30, 2010, respectively.

25	Teck Resources Limited 2011 Second Quarter News Release

The following is a summary of the adjustments to comprehensive income for the three and six months ended June 30, 2010 under IFRS (all of which are outlined in the notes to our consolidated interim financial statements):

(Cdn$ in millions)	Three months ended June 30, 2010	Six months ended June 30, 2010
Comprehensive income under Canadian GAAP	$285	$1,194
Profit adjustments
Decommissioning and restoration provisions	(4)	(17)
Employee benefits – amortization of actuarial gains and losses	10	19
Financial instruments – embedded derivative	16	18
Foreign exchange	14	6
Income and resource taxes	(14)	(15)
Total profit adjustments	22	11

Other comprehensive income adjustments
Currency translation adjustments	22	5
Employee benefits – actuarial gains (losses)	(94)	(177)
Income and resource taxes	28	53
Total other comprehensive income adjustments	(44)	(119)
Total comprehensive income adjustments	(22)	(108)
Comprehensive income under IFRS	$263	$1,086

Cash Flow Impact

The only IFRS transition adjustment that impacted our cash balance in 2010 was as a result of our accounting policy choice to proportionately consolidate joint ventures, specifically Galore Creek. We have recorded our 50% portion of Galore Creek’s cash balance throughout 2010, which did not have a material impact on our cash balances. None of the other IFRS transition adjustments noted above had an impact on our cash balances during 2010.

We have presented cash interest paid as a financing activity in our statements of cash flows under IFRS. Under previous Canadian GAAP, cash interest paid was included as an operating activity. This presentation change will increase our cash flows from operating activities and reduce our cash flows from financing activities in future periods. For the three and six months ended June 30, 2010 our operating cash flows increased by $260 million and $293 million, respectively, compared to Canadian GAAP, with cash flow from financing activities reduced by the same amount. There is no net impact on cash and cash equivalents as a result of this presentation change.

Financial Statement Presentation Changes

The transition to IFRS has resulted in numerous financial statement presentation changes in our financial statements, most significantly on the consolidated statement of income. The changes to the balance sheet relate only to the further break-out of balances on the face of the balance

26	Teck Resources Limited 2011 Second Quarter News Release

sheet including retirement benefit provisions, deferred tax assets and investments in associates. The changes to our cash flow statement are outlined above.

The following is a summary of the significant changes to our consolidated statement of income:

●
Expenses by function and nature – our statement of income presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate item on the statement of income but is included in cost of sales.

●
Other operating income and expenses includes items we consider to be related to the operation of our business, such as pricing adjustments from settlement receivables, share-based compensation, commodity derivatives, gains or losses on sale of operating assets, and provisions for our closed properties. Non-operating income (expenses) includes items we consider to arise from financial and other matters and includes such items as foreign exchange, debt refinancing, marketable securities gains and losses and gains and losses on the revaluation on the call option on our high-yield notes.

●
Finance expense – under IFRS, finance expense includes interest on debt, accretion expense for decommissioning and restoration and other provisions and interest associated with pension and post-retirement benefit obligations. Accretion and interest associated with pension and post-retirement benefit obligations were previously included in cost of sales and general and administration expense.

●	Finance income – finance income under IFRS includes interest income and return on pension plan assets.

The above changes are reclassifications within our statement of income so there is no net impact to our profit as a result of these changes.

NEW IFRS PRONOUNCEMENTS

Consolidated Financial Statements

In May 2011, the International Accounting Standards Board (“IASB”) issued IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 and IFRS 12 supersede IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities.

IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. We are currently assessing the impact of these standards on our financial statements.

27	Teck Resources Limited 2011 Second Quarter News Release

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied. We are currently assessing the impact of this standard on our financial statements.

Post-Employment Benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments to IAS 19 are meant to improve the quality, transparency and comparability of information presented for post-employment benefits. For defined benefit plans, the amendments eliminate the option to defer actuarial gains and losses on the balance sheet through the “corridor method”. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these through the income statement. Additional disclosures will also be required to present better information about the characteristics, amounts recognized, and risks related to defined benefit plans.

The amendments to IAS 19 are effective for financial years beginning on or after January 1, 2013 with earlier adoption permitted. We are currently assessing the impact of these amendments on our financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. If an arrangement is subject to joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. We are currently assessing the impact that IFRS 11 will have on our consolidated financial statements. This assessment includes analyzing all our joint arrangements to determine the appropriate accounting treatment under the new standard, as currently it is our accounting policy to proportionately consolidate all our joint ventures.

28	Teck Resources Limited 2011 Second Quarter News Release

Other Comprehensive Income

In June 2011, the IASB and the Financial Accounting Standards Board (FASB) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”). The IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statements or two consecutive statements.

The amendments to IAS 1 set out in Presentation of Items of Other Comprehensive Income and are effective for fiscal years beginning on or after July 1, 2012. We are currently assessing the impact of these amendments on our financial statements.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, prepayment rights on senior debt notes and settlements receivable and payable. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2011		2010				2009
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	$2,796	$2,366	$2,716	$2,414	$2,198	$1,895	$2,167	$2,131

Gross profit	1,197	897	1,138	926	848	621	777	694

EBITDA	1,461	1,034	1,025	921	887	1,504	1,042	1,236

Profit (note 1)	756	461	325	316	283	896	411	609

Earnings per share	$1.28	$0.78	$0.55	$0.54	$0.48	$1.52	$0.70	$1.07

Cash flow from operations	621	754	1,157	772	834	513	697	772

(1)	Attributable to common shareholders of the company.
(2)	Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

OUTSTANDING SHARE DATA

As at July 22, 2011 there were 581,466,693 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 5,818,035 director and employee

29	Teck Resources Limited 2011 Second Quarter News Release

stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 14 of our 2010 year end financial statements.

On June 22, 2011, we announced that the Toronto Stock Exchange had accepted our notice in respect of a normal course issuer bid. Under the normal course issuer bid, we have the ability to purchase up to 40 million Class B subordinate voting shares, representing approximately 6.88% of our 581,442,001 Class B subordinate voting shares outstanding as at June 15, 2011, or 8.47% of our public float. To date, no shares have been purchased under the normal course issuer bid. The period of the normal course issuer bid commenced on June 27, 2011 and will continue until June 26, 2012 or an earlier date, if we complete our purchases. We will make any purchases through the facilities of the Toronto Stock Exchange from time to time at the prevailing market prices of the Class B shares as traded on the Exchange and any Class B shares purchased will be cancelled. Daily purchases will be limited to 718,649 shares, in accordance with the Exchange’s rules. The actual number of Class B shares to be purchased and the timing of any such purchases will be determined by us from time to time as market conditions warrant. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300-550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Other than changes related to our IFRS transition plan, there have been no changes in our internal control over financial reporting during the quarter ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future production, profit and cash flow, sales volume and selling prices for our products, plans and expectations for our oil sands investments and other development projects, expected timing of bitumen production and project sanction at the Fort Hills project, forecast production from our operations, forecast operating costs, expected progress, costs and outcomes of our various expansion projects, including but not limited to those described in the discussions of our operations, the sensitivity of our earnings to changes in commodity prices and exchange rates, the impact of potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, timing of the placement of the stability buttresses at Highland Valley, the timing and anticipated production results from the expansion study at Carmen de Andacollo, the statements under the heading “Copper

30	Teck Resources Limited 2011 Second Quarter News Release

Development Projects,” the timing and results of our plans to increase capacity at Neptune Terminals, the production from the reopening of the Quintette coal mine, future production and sales volumes, capital expenditures and mine production costs, unit cost of product for coal, unit transportation costs, demand and market outlook for commodities, the estimates regarding our Frontier and Equinox projects, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers and labour contracts with employees, access to and treatment and disposal of process water at our operations, the outcome of mine permitting currently underway, timing of completion of studies on our projects, the impact of measures to manage selenium discharges, the impact of adoption of International Financial Reporting Standards and the outcome of legal and regulatory proceedings involving the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees and business partners and joint venturers. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings and changes or further deterioration in general economic conditions.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in

31	Teck Resources Limited 2011 Second Quarter News Release

transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.
We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2010, filed on SEDAR and on EDGAR under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2011 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Friday, July 29, 2011. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

32	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in millions, except for share data)	2011	2010	2011	2010
Revenues	$2,796	$2,198	$5,162	$4,093
Cost of sales	(1,599)	(1,350)	(3,068)	(2,624)
Gross profit	1,197	848	2,094	1,469
Other operating expenses
General and administration	(32)	(32)	(62)	(70)
Exploration	(23)	(15)	(39)	(25)
Research and development	(1)	(3)	(8)	(10)
Other operating income (expense) (Note 4)	96	(68)	84	615
Profit from operations	1,237	730	2,069	1,979

Finance income	26	23	51	49
Finance expense (Note 5)	(135)	(176)	(266)	(369)
Non-operating income (expense) (Note 6)	19	(56)	34	(3)
Share of profit (losses) of associates	2	-	(1)	(1)
Profit before tax	1,149	521	1,887	1,655
Provision for income and resource taxes	(366)	(213)	(617)	(421)
Profit	$783	$308	$1,270	$1,234
Profit attributable to:
Shareholders of the company	$756	$283	$1,217	$1,179
Non-controlling interests	27	25	53	55
Profit for the period	$783	$308	$1,270	$1,234
Earnings per share
Basic	$1.28	$0.48	$2.06	$2.00
Diluted	$1.28	$0.48	$2.05	$1.99
Weighted average shares outstanding (millions)	590.8	589.4	590.7	589.3
Shares outstanding at end of period (millions)	590.8	589.5	590.8	589.5

The accompanying notes are an integral part of these financial statements.

33	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in millions)	2011	2010	2011	2010

Profit	$783	$308	$1,270	$1,234

Other comprehensive income (loss) in the period
Currency translation differences (net of taxes of $(3), $31, $(19) and $8)	(14)	52	(55)	11
Available-for-sale financial instruments (net of taxes of $1, $1, $2 and $(1))	(24)	(23)	(30)	(12)
Cash flow hedges (net of taxes of $nil, $2, $1 and $8)	-	(8)	(2)	(23)
Actuarial gain (loss) on retirement benefit obligations (net of taxes of $20, $28, $10 and $53) (Note 7(c))	(46)	(66)	(22)	(124)

Total other comprehensive loss for the period	(84)	(45)	(109)	(148)

Total comprehensive income for the period	$699	$263	$1,161	$1,086

Other comprehensive loss attributable to:
Non-controlling interests	-	2	(1)	-
Shareholders of the company	(84)	(47)	(108)	(148)

	(84)	(45)	(109)	(148)

Comprehensive income attributable to:
Non-controlling interests	27	27	52	55
Shareholders of the company	672	236	1,109	1,031

	$699	$263	$1,161	$1,086

The accompanying notes are an integral part of these financial statements.

34	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2011	2010	2011	2010

Operating activities
Profit	$783	$308	$1,270	$1,234
Items not affecting cash
Depreciation and amortization	230	239	446	472
Provision for deferred income and resource taxes	198	58	279	97
Share of loss (gain) of associates	(2)	-	1	1
Gain on sale of investments and assets	(126)	(3)	(136)	(715)
Unrealized loss (gain) on derivatives	2	20	8	(20)
Foreign exchange loss (gains)	-	37	(10)	(18)
Loss on debt repurchase	-	8	-	41
Finance expense	135	176	266	369
Finance income	(26)	(23)	(51)	(49)
Other	13	(3)	8	(29)

	1,207	817	2,081	1,383
Net change in non-cash working capital items	(586)	17	(706)	(36)
	621	834	1,375	1,347
Investing activities
Property, plant and equipment	(272)	(161)	(498)	(308)
Financial investments and other assets	(53)	(8)	(71)	(12)
Proceeds from the sale of investments and other assets	134	9	155	1,091
Decrease in restricted cash	-	-	-	91

	(191)	(160)	(414)	862
Financing activities
Issuance of debt	-	23	-	23
Repayment of debt	(11)	(436)	(78)	(2,455)
Debt interest paid	(141)	(260)	(175)	(293)
Issuance of Class B subordinate voting shares	-	1	3	5
Dividends paid	-	-	(177)	-
Distributions to non-controlling interests	(7)	(34)	(28)	(47)

	(159)	(706)	(455)	(2,767)

Effect of exchange rate changes on cash and cash equivalents	(3)	16	(24)	(13)

Increase (decrease) in cash and cash equivalents	268	(16)	482	(571)

Cash and cash equivalents at beginning of period	1,046	776	832	1,331

Cash and cash equivalents at end of period	$1,314	$760	$1,314	$760

The accompanying notes are an integral part of these financial statements.

35	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
(Cdn$ in millions)	2011	2010

ASSETS

Current assets
Cash and cash equivalents	$1,314	$832
Trade accounts receivable and other	1,379	1,094
Inventories	1,553	1,374
	4,246	3,300

Investments	369	347
Investments in associates	666	659
Property, plant and equipment	22,235	22,309
Deferred income and resource tax assets	252	345
Other assets	473	458
Goodwill	1,624	1,637
	$29,865	$29,055
LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and accrued liabilities	$1,240	$1,347
Dividends payable	177	177
Current income and resource taxes payable	104	161
Debt	62	65

	1,583	1,750

Debt	4,700	4,883
Deferred income and resource tax liabilities	5,051	4,899
Retirement benefit obligations	566	546
Other liabilities and provisions	1,107	1,082

Equity
Attributable to shareholders of the company	16,715	15,773
Attributable to non-controlling interests	143	122
	16,858	15,895
	$29,865	$29,055
Subsequent event (Note 12)

The accompanying notes are an integral part of these financial statements.

36	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Six months ended June 30,
(Cdn$ in millions)	2011	2010

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,795	6,750
Issued on exercise of options	4	7

End of period	6,799	6,757

Retained earnings
Beginning of period	8,840	7,398
Profit for the period attributable to shareholders of the company	1,217	1,179
Dividends declared	(177)	(118)
Actuarial loss on retirement benefit obligations	(22)	(124)

End of period	9,858	8,335

Contributed surplus
Beginning of period	84	85
Share-based payment expense	7	5
Transfer to Class B subordinate voting shares on exercise of options	(1)	(2)

End of period	90	88

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 7(b))
Beginning of period	47	116
Other comprehensive loss before actuarial loss on retirement benefit obligations	(86)	(24)

End of period	(39)	92

Non-controlling interests
Beginning of period	122	101
Total comprehensive income	52	55
Other	(3)	2
Dividends or distributions	(28)	(47)

End of period	143	111

Total equity	$16,858	$15,390

The accompanying notes are an integral part of these financial statements.

37	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF IFRS

We prepare our financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in these condensed interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections disclosed below, we have consistently applied the same accounting policies in our opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 11 discloses the impact of the transition to IFRS on our reported balance sheet, comprehensive income and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended December 31, 2010.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our condensed interim consolidated financial statements for the three months ended March 31, 2011. The policies applied in these condensed consolidated financial statements are based on IFRS issued and outstanding as of July 28, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with our Canadian GAAP annual financial statements for the year ended December 31, 2010 and our interim financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

We applied IFRS 1 in preparing these IFRS consolidated interim financial statements. The effects of the transition to IFRS on equity, total comprehensive income and cash flows are presented in Note 11.

First-time Adoption Exemptions Applied

IFRS 1, which governs the first-time adoption of IFRS, generally requires accounting policies to be applied retrospectively to determine the opening balance sheet on our transition date of January 1, 2010, and allows certain exemptions on the transition to IFRS. The elections we have chosen to apply and that are considered significant to the company include decisions to:

●	not restate previous business combinations and the accounting thereof;

●
measure property, plant and equipment associated with the Duck Pond and Pend Oreille mines at deemed cost, being the carrying value of property, plant and equipment at the date of previously recorded impairments;

●
recognize all cumulative actuarial gains and losses on defined benefit pension plans and non-pension post-retirement benefit plans as at January 1, 2010, the date of transition, within retained earnings;

●	not apply IFRS 2, Share-based Payments to liabilities arising from share-based payment transactions that were settled before January 1, 2010;

38	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF IFRS, continued

●
apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”) as of the date of transition to IFRS. IFRIC 1 requires specified changes in decommissioning, restoration or similar liabilities to be added to or deducted from the cost of the asset to which it relates and the adjusted depreciable amount of the asset to then be depreciated prospectively over its remaining useful life;

●	apply the requirements of IAS 23, Borrowing Costs to capitalize borrowing costs on qualifying assets effective June 1, 2009;

●	reset the cumulative translation difference reserve for all foreign operations to zero at the date of transition to IFRS; and

●	not retrospectively apply the requirements of IAS 32, Financial Instruments - Presentation to compound financial instruments settled before January 1, 2010.

2.	NEW IFRS PRONOUNCEMENTS

Consolidated Financial Statements

In May 2011, the International Accounting Standards Board (“IASB”) issued IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 10 sets out three elements of control: a) power over the investee; b) exposure, or rights, to variable returns from involvement with the investee; and c) the ability to use power over the investee to affect the amount of the investors return. IFRS 10 sets out the requirements on how to apply the control principle. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 supersede IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities.

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised). We are currently assessing the impact of these standards on our financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation is no longer permitted.

39	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

2.	NEW IFRS PRONOUNCEMENTS, continued

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. We are currently assessing the impact that IFRS 11 will have on our consolidated financial statements. This assessment includes analyzing all our joint arrangements to determine the appropriate accounting treatment under the new standard, as it is our current accounting policy to proportionately consolidate all our joint ventures.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement so assumptions that market participants would use should be applied in measuring fair value.

IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. We are currently assessing the impact of this standard on our financial statements.

Post-Employment Benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments to IAS 19 are meant to improve the quality, transparency and comparability of information presented for post-employment benefits. For defined benefit plans, the amendments eliminate the option to defer actuarial gains and losses on the balance sheet through the “corridor method”. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these through the income statement. Additional disclosures will also be required to present better information about the characteristics, amounts recognized, and risks related to defined benefit plans.

The amendments to IAS 19 are effective for financial years beginning on or after January 1, 2013 with earlier adoption permitted. We are currently assessing the impact of these amendments on our financial statements.

Other Comprehensive Income

In June 2011, the IASB and the Financial Accounting Standards Board (FASB) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”). The IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statements or two consecutive statements.

The amendments to IAS 1 set out in Presentation of Items of Other Comprehensive Income and are effective for fiscal years beginning on or after July 1, 2012. We are currently assessing the impact of these amendments on our financial statements.

40	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.	DISPOSITION

During the second quarter, we sold our interest in the Carrapateena project in South Australia to an affiliate of OZ Minerals Ltd. We received cash proceeds of US$134 million and record a pre-tax gain of $110 million, excluding further contingent payments of up to US$25 million based on future production from the property. We have not recorded any value related to the contingent consideration.

4.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2011	2010	2011	2010

Gain (loss) on sale of operating assets	$126	$2	$131	$712
Commodity derivatives	(6)	(2)	(13)	4
Pricing adjustments (a)	6	(87)	(22)	(83)
Share-based compensation (Note 7(a))	(10)	19	5	(13)
Other	(20)	-	(17)	(5)

	$96	$(68)	$84	$615

a)	Pricing Adjustments

Sales and purchases of metals in concentrates and cathodes are recognized on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains for purchases) in a declining price environment and are recorded as other operating income (expense). The profit impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail refinery where the opposite effects occur.

Our receivables and payables related to provisionally priced products are valued at June 30, 2011 as follows:

(pounds in millions)	Outstanding pounds	US$/lb

Copper sold	150	4.22
Zinc sold	103	1.05
Zinc purchased	98	1.05

41	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

5.	FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2011	2010	2011	2010

Debt interest	$98	$138	$195	$293
Financing fees and amortization	2	4	5	10
Pension interest	26	26	49	51
Decommissioning and restoration provision accretion	14	9	27	16
Capitalized interest	(5)	(1)	(10)	(1)

	$135	$176	$266	$369

6.	NON-OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2011	2010	2011	2010

Foreign exchange gains (losses)	$(1)	$(28)	$8	$20
Other derivative gains (losses)	17	(21)	18	15
Debt repurchase and financing costs	-	(8)	-	(41)
Gain on sale of investments	1	-	6	3
Other	2	1	2	-

	$19	$(56)	$34	$(3)

7.	EQUITY

a)	Share-Based Payments

During the first and second quarters of 2011, we granted 907,975 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $58.73, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $19.44 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 2.63%, a dividend yield of 1.02% and an expected volatility of 41%.

During the first and second quarters of 2011, we issued 432,679 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at June 30, 2011 was 4,028,518.

A share-based compensation recovery of $5 million (2010 - $13 million expense) was recorded for the six months ended June 30, 2011 in respect of all outstanding share options and units.

42	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	EQUITY, continued

b)	Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are:

	June 30,	June 30,	December 31,
(Cdn$ in millions)	2011	2010	2010

Currency translation adjustment	$(122)	$11	$(67)
Unrealized gains on investments (net of tax of $(12), $(14) and $(14))	79	89	109
Unrealized gains (losses) on cash flow hedges (net of tax of $(1), $2 and $(2))	1	(8)	3

	$(42)	$92	$45

Accumulated other comprehensive income (loss) attributable to:
Non-controlling interests	$(3)	$-	$(2)
Shareholders of the company	(39)	92	47

	$(42)	$92	$45

c)	Actuarial Gain (Loss) on Retirement Benefit Obligations

In determining our retirement benefit obligations, the following discount rates have been used:

	June 30, 2011	March 31, 2011	June 30, 2010	March 31, 2010	December 31, 2010

Discount rate for post-employment benefits	5.00%	5.25%	5.30%	5.50%	5.10%

43	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	SEGMENT INFORMATION

We have five reportable segments: copper, coal, zinc, energy and corporate, based on the primary products we produce and our development projects. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other income (expense) includes general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length. The information reported below is based on the information provided to our Chief Executive Officer, the chief operating decision maker.

	Three months ended June 30, 2011
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	749	1,471	636	-	-	2,856
Less: Inter-segment revenues	-	-	(60)	-	-	(60)

Revenues	749	1,471	576	-	-	2,796

Gross profit	355	709	133	-	-	1,197
Other operating income (expenses)	106	-	2	-	(68)	40

Profit from operations	461	709	135	-	(68)	1,237

Net finance expense	(2)	(7)	(6)	-	(94)	(109)
Non-operating income (expenses)	-	-	-	-	19	19
Share of profit (loss) from associates	-	-	-	2	-	2

Profit before tax	459	702	129	2	(143)	1,149

Capital expenditures	115	126	18	5	8	272

	Three months ended June 30, 2010
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	574	1,196	482	-	-	2,252
Less: Inter-segment revenues	-	-	(54)	-	-	(54)

Revenues	574	1,196	428	-	-	2,198

Gross profit	278	488	82	-	-	848
Other operating income (expenses)	(86)	-	(24)	-	(8)	(118)

Profit from operations	192	488	58	-	(8)	730

Net finance expense	(2)	(8)	(3)	-	(140)	(153)
Non-operating income (expenses)	-	-	1	-	(57)	(56)
Share of profit (loss) from associates	-	-	-	-	-	-

Profit before tax	190	480	56	-	(205)	521

Capital expenditures	81	54	22	1	3	161

44	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	SEGMENT INFORMATION, continued

	Six months ended June 30, 2011
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	1,522	2,490	1,270	-	-	5,282
Less: Inter-segment revenues	-	-	(120)	-	-	(120)

Revenues	1,522	2,490	1,150	-	-	5,162

Gross profit	753	1,065	276	-	-	2,094
Other operating income (expenses)	78	-	(23)	-	(80)	(25)

Profit from operations	831	1,065	253	-	(80)	2,069

Net finance expense	(3)	(14)	(10)	-	(188)	(215)
Non-operating income (expenses)	-	-	-	-	34	34
Share of profit (loss) from associates	-	-	-	-	(1)	(1)

Profit before tax	828	1,051	243	-	(235)	1,887

Total assets	7,040	16,705	2,881	1,083	2,156	29,865

Capital expenditures	224	220	27	18	9	498

	Six months ended June 30, 2010
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	1,168	1,986	1,047	-	-	4,201
Less: Inter-segment revenues	-	-	(108)	-	-	(108)

Revenues	1,168	1,986	939	-	-	4,093

Gross profit	577	666	226	-	-	1,469
Other operating income (expenses)	(62)	24	610	-	(62)	510

Profit from operations	515	690	836	-	(62)	1,979

Net finance expense	(4)	(9)	(8)	-	(299)	(320)
Non-operating income (expenses)	-	-	-	-	(3)	(3)
Share of profit (loss) from associates	-	-	-	(1)	-	(1)

Profit before tax	511	681	828	(1)	(364)	1,655

Total assets	7,185	16,070	2,692	1,015	1,359	28,321

Capital expenditures	182	90	30	1	5	308

45	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2011, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin (Lake Roosevelt)

Teck American continued studies under the 2006 settlement agreement with the US Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

Discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in January, 2012.

There is no assurance that we will ultimately be successful in our defense of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

10.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

46	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	FIRST-TIME ADOPTION OF IFRS

a)	Reconciliation of Equity

A reconciliation between Canadian GAAP and IFRS Equity as at June 30, 2010 is provided below.

(Cdn$ in millions)	Note	June 30, 2010

Equity under Canadian GAAP		$15,632
Decommissioning and restoration provisions (DRP)	(i)	158
Borrowing costs	(ii)	(54)
Employee benefits	(iii)	(521)
Financial instruments	(iv)	(14)
Foreign currency translation	(v)	9
Reversal of impairment	(vi)	22
Provisions	(vii)	(4)
Income and resources taxes	(viii)	162
Total IFRS adjustments to equity		(242)

Equity under IFRS		$15,390

The following paragraphs explain the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company. These differences result in the adjustments in the table above.

i)	Decommissioning and restoration provisions

The adjustment on transition to IFRS measures the DRP (referred to as an Asset Retirement Obligation under Canadian GAAP) in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). We applied the IFRS 1 exemption to not retrospectively apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (Note 1). This optional exemption allowed us to apply a short-cut method and record an adjustment for the opening depreciated cost of the decommissioning and restoration asset under IFRS on transition. Accordingly, we recorded an adjustment to increase the DRP asset by $65 million and an adjustment to reduce the DRP liability by $110 million for a total adjustment that increased equity by $175 million on transition to IFRS, on January 1, 2010.

As at June 30, 2010, the adjustment to equity includes those noted in the paragraph above for DRPs and the adjustments described below in the comprehensive income reconciliation for the six months ended June 30, 2010 (Note 11(b)).

ii)	Borrowing costs

Under Canadian GAAP, borrowing costs can be capitalized for investments accounted for using the equity method, provided that the investee has activities in progress necessary to commence its planned principal operations, and the investee’s activities include the use of funds from the investor to acquire qualifying assets for its operations.

Under IFRS, capitalization of borrowing costs by the parent on projects being performed by an associate is not permitted as an investment in an associate is not considered a qualifying asset. Borrowing costs may only be capitalized if the associate has its own borrowings and a qualifying asset. Accordingly, we have recorded an

47	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

adjustment of $54 million on transition to IFRS on January 1, 2010 to reverse all borrowing costs previously capitalized under Canadian GAAP for the Fort Hills Oil Sands Project.

11.	FIRST-TIME ADOPTION OF IFRS, continued

We have selected June 1, 2009 as the date we will begin applying IAS 23, Borrowing Costs to capitalize borrowing costs on qualifying projects. As at January 1, 2010, no qualifying projects that commenced after June 1, 2009 had material expenditures and accordingly, did not result in the capitalization of any borrowing costs.

As at June 30, 2010, the adjustment to equity includes the adjustment noted in the paragraphs above for borrowing costs. No borrowing costs were capitalized during the six months ended June 30, 2010.

iii)	Employee benefits

Actuarial gains and losses result from differences between the actuarial liabilities and the amounts recorded in the financial statements. IFRS 1 allows for an optional exemption on first-time adoption of IFRS to recognize all previously recorded unamortized actuarial gains and losses immediately to retained earnings on the transition date. If this exemption is not taken, actuarial gains and losses would have to be calculated under IFRS from the inception of each of our defined benefit pension and non-pension post-retirement benefit plans. We have elected to take this exemption (Note 1) and thus, have recognized cumulative unamortized actuarial gains and losses into retained earnings for all defined benefit pension and non-pension post-retirement benefit plans on transition to IFRS. This reduced our IFRS equity by $287 million on January 1, 2010.

Under Canadian GAAP, past service costs are deferred and amortized on a straight line basis over the expected average remaining service life of employee. IFRS requires all vested past service costs to be immediately recognized into earnings. An adjustment of $76 million was recorded to expense all vested past service costs into retained earnings on transition to IFRS on January 1, 2011.

As at June 30, 2010, the adjustment to equity includes those noted in the paragraphs above for employee benefits and the adjustments described below in the comprehensive income reconciliation for the six months ended June 30, 2010 (Note 11(b)).

iv)	Financial instruments
Under Canadian GAAP, when the quantity to be purchased (or notional amount) in a contract that otherwise meets the definition of a derivative is not specified or otherwise determinable, the arrangement does not meet the definition of a derivative. Under IFRS, there is no similar exclusion and as such, if the quantity to be purchased is not specified, a reliable estimate would be required and if a reliable estimate could not be made, the whole contract would be accounted for as a derivative. As a result of this difference, an additional embedded derivative was recorded on transition to IFRS. This reduced equity by $32 million on January 1, 2010.

As at June 30, 2010, the adjustment to equity includes the adjustment noted in the paragraph above and the adjustments described below in the comprehensive income reconciliation for the six months ended June 30, 2010 (Note 11(b)).

v)	Foreign currency translation

On transition to IFRS on January 1, 2010, an adjustment of $2 million relating to integrated foreign operations under Canadian GAAP was recorded. IFRS does not distinguish between integrated and self-sustaining foreign operations and the current rate method is required to be applied to all entities where the functional currency is different from the presentation currency, resulting in an adjustment on transition to IFRS. This applies to only a few of our foreign exploration operations.

48	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

As at June 30, 2010, the adjustment to equity includes the one noted in the paragraph above for foreign currency and the adjustments described below in the comprehensive income reconciliation for the six months ended June 30, 2010 (Note 11(b)).

11.	FIRST-TIME ADOPTION OF IFRS, continued

vi)	Reversal of impairment

Under IFRS, impairment losses recognized must be reversed if the circumstances leading to the impairment change and cause the impairment to be reduced. This is not permitted under Canadian GAAP. This applies to property, plant and equipment and exploration and evaluation assets. An adjustment of $22 million has been recorded on transition to IFRS on January 1, 2010 to reverse an impairment loss previously recorded for an exploration and evaluation property that is no longer impaired at the date of transition to IFRS. No additional impairment reversals were identified on transition to IFRS.

As at June 30, 2010, no additional impairment reversals were identified under IFRS.

vii)	Provisions

On transition to IFRS on January 1, 2010, an additional provision was identified under IAS 37 relating to a constructive obligation. Accordingly, a provision of $4 million was recorded on January 1, 2010.

As at June 30, 2010, the adjustment to equity includes the one noted in the paragraph above for provisions. No adjustments were made to provisions during the six months ended June 30, 2010.

viii)	Income and resource taxes

The income and resource taxes adjustment as at January 1, 2010 includes the following items:

■
Tax effect of IFRS adjustments – An adjustment of $65 million relating to the deferred income and resource tax impact of the Canadian GAAP and IFRS reconciling differences discussed above was recorded, increasing equity on transition to IFRS.

■
Reversal of a deferred tax liability on acquisition of an asset – Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Accordingly, on transition to IFRS, we have reversed the deferred tax liability recorded on the acquisition of an asset in a prior period that did not constitute a business combination. This increased equity by $6 million on transition to IFRS.

■
Differences on what constitutes an income tax – The definition of what constitutes an income tax is different under IFRS and Canadian GAAP. As a result, two items have been identified that will be accounted for differently under IFRS. The first is the workers’ participation at Antamina, which was accounted for as an income tax under Canadian GAAP. Worker’s participation will no longer be considered an income tax under IFRS and will instead be accounted for as an employee benefit. As a result, an adjustment of $12 million has been recorded to derecognize the deferred tax liability relating to our share of Antamina’s workers’ participation and increase equity on transition to IFRS. The second item is the Alaska Mining License Tax (“AMLT”), which was accounted for as an operating cost under Canadian GAAP. AMLT is considered a resource tax accounted for as an income tax under IFRS and accordingly, an adjustment has been recorded to recognize a deferred tax liability of $20 million for AMLT and reduce equity on transition to IFRS.

■
Uncertain tax positions – The recognition and measurement of uncertain tax positions is interpreted differently under IFRS compared to Canadian GAAP. Under IFRS there is no specific standard relating to uncertain tax positions and therefore, we have applied the recognition and measurement criteria for provisions in IAS 37 to

49	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

account for uncertain tax positions. As a result, an adjustment has been recorded to recognize additional assets from uncertain tax positions on transition to IFRS. This increased equity by $61 million on transition to IFRS.

11.	FIRST-TIME ADOPTION OF IFRS, continued

As at June 30, 2010, the adjustment to equity includes those noted in the paragraphs above for income and resource taxes and the adjustments described below in the comprehensive income reconciliation for the six months ended June 30, 2010 (Note 11(b)).

b)	Reconciliation of Total Comprehensive Income

A reconciliation between the Canadian GAAP and IFRS total comprehensive income for the three and six months ended June 30, 2010 is provided below.

(Cdn$ in millions)	Note	Three months ended June 30, 2010	Six months ended June 30, 2010

Comprehensive Income under Canadian GAAP		$285	$1,194
Profit adjustments
Decommissioning and restoration provision	(i)	(4)	(17)
Employee benefits	(ii)	10	19
Financial instruments	(iii)	16	18
Foreign exchange	(iv)	14	6
Income and resource taxes	(v)	(14)	(15)

Other comprehensive income adjustments
Currency translation adjustments	(vi)	22	5
Employee benefits	(vii)	(94)	(177)
Income and resource taxes	(viii)	28	53

Total IFRS adjustments to comprehensive income		(22)	(108)

Comprehensive Income under IFRS		$263	$1,086

i)	Decommissioning and restoration provision

Under IFRS, the DRP is required to be recalculated using a new discount rate at each reporting period. The change in the discount rate for operating sites is adjusted through the DRP asset and DRP liability. The change in the discount rate for dormant sites is adjusted through profit and loss and the DRP liability. The change in the discount rate for dormant sites reduced comprehensive income by $2 million and $14 million for the three and six months ended June 30, 2010, respectively. The DRP asset amortization and DRP accretion expense increased by approximately $2 million and $3 million for the three and six months ended June 30, 2010, respectively, compared to Canadian GAAP.

ii)	Employee benefits – amortization of actuarial gains (losses)

As noted above, we applied the IFRS 1 optional exemption to recognize cumulative actuarial gains (losses) into retained earnings on transition to IFRS. Accordingly, the amortization of the cumulative actuarial gains (losses) recorded under the corridor method (see below) for Canadian GAAP have been reversed under IFRS. This increased comprehensive income by $10 million and $19 million for the three and six months ended June 30, 2010, respectively, compared to Canadian GAAP.

50	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	FIRST-TIME ADOPTION OF IFRS, continued

iii)	Financial instruments

As noted above, we recorded an additional embedded derivative on transition to IFRS on January 1, 2010. This embedded derivative is marked to market every reporting period under IFRS and accordingly, gains of $16 million and $18 million were recorded for the three and six months ended June 30, 2010, respectively.

iv)	Foreign exchange

On transition to IFRS, we reversed a deferred tax liability relating to the acquisition of an asset that did not constitute a business combination under IFRS. This deferred tax liability was recorded in US dollars and the foreign exchange was recorded through profit and loss under Canadian GAAP. Since this deferred tax liability was reversed on January 1, 2010, the foreign exchange recorded under Canadian GAAP has also been reversed. This increased comprehensive income by approximately $11 million and $2 million for the three and six months ended June 30, 2010, respectively. In addition, $3 million and $4 million in foreign exchange gains were recorded in the three and six months ended June 30, 2010, respectively, as a result of the change to the current rate method for all foreign subsidiaries, as discussed above.

v)	Income and resource taxes – profit adjustments

The income and resource taxes adjustments for the three and six months ended June 30, 2010 include an adjustment related to the change in treatment of AMLT to a resource tax accounted for as an income tax under IFRS and the tax effect of the IFRS adjustments to profit noted above. In addition, adjustments were made in the three months ended June 30, 2010 for differences in the treatment of workers’ participation and reinvestment of profit under IFRS compared to Canadian GAAP.

vi)	Currency translation adjustments

Certain of the IFRS adjustments are denominated in US dollars as they arise in entities with a US dollar functional currency. Foreign currency translation adjustments arise when translating these adjustments to Canadian dollars on consolidation. The foreign exchange impact has been calculated for all non-Canadian dollar adjustments and has been recorded in other comprehensive income through the foreign currency translation adjustment.

vii)	Employee benefits – actuarial gains (losses)

Under Canadian GAAP, there are two methods of recognition of actuarial gains or losses. The actuarial gains and losses can either be deferred and then amortized using the corridor method or recognized immediately into earnings. Under Canadian GAAP, we applied the corridor method for recognizing actuarial gains and losses. Under this method, cumulative differences which are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the average remaining service life of the related employees. IFRS provides an additional option for recognizing actuarial gains and losses where an entity can recognize actuarial gains and losses through other comprehensive income and directly into retained earnings. Under IFRS, our accounting policy is to recognize actuarial gains and losses through other comprehensive income and immediately into retained earnings. Accordingly, we have recorded an adjustment of $94 million and $177 million to other comprehensive income for the three and six months ended June 30, 2010, respectively.

viii)	Income and resource taxes – other comprehensive income adjustments

The income and resource tax adjustment to other comprehensive income relates to the tax impact of the actuarial gains (losses) recognized in other comprehensive income for the three and six months ended June 30, 2010.

51	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	FIRST-TIME ADOPTION OF IFRS, continued

c)	Statement of Cash Flows

The IFRS transition adjustments noted above did not have an impact on cash and cash equivalents.

The only change in cash and cash equivalents is as a result of our accounting policy to proportionately consolidate joint ventures, including jointly controlled entities. The Galore Creek Partnership (“Galore Creek”) in which we own a 50% partnership interest was previously equity accounted under Canadian GAAP as a variable interest entity and is now proportionately consolidated under IFRS as a jointly controlled entity. This change does not impact IFRS equity on January 1, 2010 or throughout 2010 and does not impact comprehensive income in 2010. The change does impact cash and cash equivalents as we proportionately consolidate Galore Creek’s cash balance under IFRS. Cash and cash equivalents increased by $2 million on January 1, 2010 and June 30, 2010 as a result of this change.

We present cash interest paid as a financing activity in our statements of cash flows under IFRS. Under Canadian GAAP, cash interest paid was included as an operating activity. This change in classification under IFRS increased our cash flow from operating activities and decreased our cash flow from financing activities by $260 million and $293 million for the three and six months ended June 30, 2010, respectively, compared to Canadian GAAP. There is no net impact on cash and cash equivalents as a result of this presentation change.

d)  Financial Statement Presentation Changes

The transition to IFRS has resulted in numerous financial statement presentation changes in our financial statements, most significantly on the consolidated statement of income. The changes to the balance sheet relate only to the further break-out of balances on the face of the balance sheet including retirement benefit provisions, deferred tax assets and investments in associates. The changes to our cash flow statement are outlined above.

The following is a summary of the significant changes to our consolidated statement of income:

■
Expenses by function and nature – our statement of income presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate item on the statement of income but is included in cost of sales.

■
Other operating income and expenses includes items we consider to be related to the operation of our business, such as pricing adjustments from settlement receivables, share-based compensation, commodity derivatives, gains or losses on sale of operating assets, and provisions for our closed properties. Non-operating income and expenses includes items we consider to be unrelated to the operation of our business, such as foreign exchange, debt refinancing costs and marketable securities gains and losses.

■
Finance expense – under IFRS, finance expense includes interest on debt, accretion expense for decommissioning and restoration and other provisions and interest associated with pension and post-retirement benefit obligations. Accretion and interest associated with pension and post-retirement benefit obligations were previously included in cost of sales and general and administration expense.

■	Finance income – finance income under IFRS includes interest income and return on pension plan assets.

The above changes are reclassifications within our statement of income so there is no net impact to our profit as a result of these changes.

52	Teck Resources Limited 2011 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

12.	SUBSEQUENT EVENT

In July 2011, we issued US$300 million of senior unsecured notes due January 2017, US$700 million of senior unsecured notes due January 2022, and US$1.0 billion of senior unsecured notes due July 2041. The 2017 notes bear interest at 3.15% per annum and were issued at 99.964% of face value. The 2022 notes bear interest at 4.75% per annum, were issued at 99.843% of face value and are callable at 100% at any time on or after October 15, 2021. The 2041 notes bear interest at 6.25%, were issued at 99.715% of face value and are callable at 100% at any time on or after January 15, 2041. Net proceeds from these three issues were US$1.98 billion after underwriting discounts and issue costs.

53	Teck Resources Limited 2011 Second Quarter News Release